February 27, 2020

Kathi Niffenegger
Chief Financial Officer
Edesa Biotech, Inc.
100 Spy Court
Markham, ON L3R 5H6 Canada

       Re: Edesa Biotech, Inc.
           Registration Statement on Form S-1
           Filed February 25, 2020
           File No. 333-236608

Dear Ms. Niffenegger:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ada D. Sarmento at 202-551-3798 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    Jonathan Friedman, Esq.